FEDERAL INSURANCE COMPANY
                                                    Endorsement No.: 7
                                                    Bond Number: 82047477
NAME OF ASSURED: MATTHEWS INTERNATIONAL FUNDS
--------------------------------------------------------------------------------

                        EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1. BOND PERIOD:        from           12:01 a.m. on     December 1, 2007
                            to             12:01 a.m. on     December 15, 2008




This Endorsement applies to loss discovered after 12:01 a.m. on December 1, 2008.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.


Date: December 3, 2008

                              by /s/ Robert Hamburger
                              -------------------------
                              Authorized Representative


ICAP Bond

Form 17-02-5032 (Ed. 11-02)